Contact

www.linkedin.com/in/
nielsvanderschoot (LinkedIn)

Top Skills

Entrepreneurship
Online Marketing
Entrepreneur

Niels van der Schoot

Founder / Entrepreneur
Netherlands

Experience

ProLinker

Founder / CEO at ProLinker
January 2019 - Present (7 years 1 month)
United States

ProLinker provides an easy, fast and safe way to hire a quality professional. With a database of more than 500.000 professionals from the US, Brazil, Netherlands and Belgium and an innovative invite reward system ProLinker finds the right professional in no time.

Gearofessence.com

Founder Essence
January 2022 - January 2023 (1 year 1 month)
Wereldwijd

BeFound Media

Founder
January 2008 - 2019 (11 years)

Development of Internet concepts.

DPG Media

Productmanager SwitchCoach.nl
August 2012 - January 2013 (6 months)

SwitchCoach is a comparison website. SwitchCoach compares energy suppliers, finds the right energy supplier for the customer and helps the customer switch to that supplier.

Surveys At Home, LLC

Co-Owner
February 2010 - May 2012 (2 years 4 months)

Surveys at Home is a Recruiting Agency for market research companies.

Responsible for overall leadership, growth and direction of Surveys At Home LLC which included budgeting, sales, advertising and providing exceptional customer service.

The Sales Unit
Branch Manager
September 2005 - July 2007 (1 year 11 months)

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Education

Vrije Universiteit Amsterdam

Bachelor, Management and Organisation · (2007 - 2011)